January 8, 2007
                                                               Mayer, Brown, Rowe & Maw LLP
BY EDGAR & COURIER                                                            1675 Broadway
Susan C. Block                                                New York, New York 10019-5820
Securities and Exchange Commission
Division of Corporate Finance                                       Main Tel (212) 506-2500
100 F Street, N.E.                                                  Main Fax (212) 262-1910
Washington, D.C. 20549                                               www.mayerbrownrowe.com
Re:   Securitisation Advisory Services Pty. Limited
Response to Comment Letter dated January 3, 2007 to                        PAUL A. JORISSEN
Registration Statement (File No. 333-136516)                                        Partner
                                                                  Direct Tel (212) 506-2555
                                                                  Direct Fax (212) 849-5555
                                                               pjorissen@mayerbrownrowe.com

Dear Ms. Block:

On behalf of Securitisation Advisory Services Pty. Limited (the "Registrant"),
we submit this letter in response to the comments in your letter dated January
3, 2007 relating to the above-referenced registration statement. For your convenience, we are enclosing two courtesy copies of the Registration Statement in printed format. The versions of prospectus supplement and base prospectus contained in the courtesy copies are clean and marked to indicate changes from the previous filing.

Prospectus Supplement
---------------------

The Sponsor, Manager and Depositor, page S-49
---------------------------------------------

         1.   We note your response to our prior comment 1. Please add
         disclosure, similar to what you have provided to us on a supplemental basis in your response, as to how Securitisation Advisory Services
         Pty. Limited is acting as the sponsor. Refer to Item 1101(1) of
         Regulation AB. In short, explain in the prospectus, as you have in your response, how this entity organizes and initiates the transaction.

         RESPONSE: An explanation as to how Securitisation Advisor Services Pty.
         Limited organizes and initiates the transaction has been added to this section of the prospectus supplement.

Base Prospectus
---------------

General
-------

         2.   Please add disclosure to the base prospectus identifying
         Securitisation Advisory Services Pty. Limited as the depositor and sponsor, rather than just on the cover page.

 Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles
       New York Palo Alto Paris Washington, D.C. Independent Mexico City
                Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Susan C. Block
January 8, 2007

         RESPONSE: Disclosure has been added to page 3 of the base prospectus
         ("The Sponsor, Depositor and Manager") that identifies Securitisation
         Advisory Services Pty. Limited as the depositor and sponsor.

Signatures
----------

         3.   We note you deleted the director's signature from the signature page. The registration statement should be signed by at least a majority of the depositor's board of directors or persons performing similar functions. Refer to Item V.B. on Form S-3. Please tell us why you deleted this signature. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the registration statement.

         RESPONSE: John Hugh Bulford is no longer a director of Securitisation
         Advisory Services Pty. Limited. The only remaining directors are Craig
         Anthony Carland (the Principal Executive Officer) and Michael John
         Venter (the Principal Financial Officer & Principal Accounting
         Officer).

If you have any questions concerning the Registration Statement, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Paul A. Jorissen
Paul A. Jorissen